UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          SELAS CORPORATION OF AMERICA
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                                (Name of Issuer)

                    COMMON SHARES, par value $1.00 per share
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                         (Title of Class of Securities)

                                    816119101
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                                 (CUSIP Number)

                            Estate of Siggi B. Wilzig
                            c/o Daniel A. Swick, Esq.
                             Herrick, Feinstein LLP
                                  2 Penn Plaza
                              Newark, NJ 07105-2245
                                  973-274-2000
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 2001
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    816119101
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                   Estate of Siggi B. Wilzig
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  PF
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                      7) Sole Voting Power:           336,575
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:              -0-
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:      336,575
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:         -0-
                                          --------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    336,575
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     6.6%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      OO(Estate)
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


Item 1.  Security and Issuer
         -------------------

         Common Stock, par value $1.00 per share ("Common Stock")

         Selas Corporation of America (the "Issuer")
         1260 Red Fox Road
         Arden Hills, Minnesota 55112


Item 2.  Identity and Background
         -----------------------

(a-b) This Schedule 13D is filed on behalf of the Estate of Siggi B. Wilzig (the "Estate"). The Estate's address is M4-1901 Brinson Road, Lutz, Florida 33558.

(c)      Not applicable.

(d-e) During the past five years, the Estate has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Estate been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Estate was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      The decedent, Mr. Siggi B. Wilzig, was a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         This Schedule 13D is filed to report the Estate's ownership of more than 5% of the Issuer's Common Stock. Prior to his death on January 7, 2003, Mr. Siggi B. Wilzig used his personal funds to acquire the Common Stock of the Issuer from time to time.


Item 4.   Purpose of Transaction
          ----------------------

          See Item 3.

          The Estate has no present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Estate may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by the Estate, either in the open market or in privately negotiated transactions.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

(a) According to the Issuer's most recently filed Quarterly Report on Form 10-Q, on July 22, 2003, there were 5,124,214 shares of Common Stock issued and outstanding. As of the date of filing of this Schedule 13D, the Estate beneficially owned 336,575 shares of Common Stock, or 6.6% of the total outstanding shares of Common Stock. As of the date of the event which requires the filing of this statement, September 28, 2001, the decedent, Mr. Siggi B. Wilzig, beneficially owned 257,075 shares of Common Stock, or 5.0% of the total outstanding shares of Common Stock at that time. (According to the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, on August 8, 2001, there were 5,119,214 shares of Common Stock issued and outstanding.)

(b) The Estate has sole power to vote, or to direct the vote, and sole power to dispose, or to direct the disposition, with respect to the 336,575 shares of Common Stock it beneficially owns.

(c) The Estate effected no transactions in the Issuer's Common Stock during the past sixty days.

(d)       Not applicable.

(e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ----------------------------------------------------------------------

           Not applicable.


Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          Not applicable.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Dated:  September 29, 2003
                                                 -------------------------------


                                                   ESTATE OF SIGGI B. WILZIG

                                       Signature:  By: /s/ Naomi Wilzig
                                                 -------------------------------
                                                   Name:  Naomi Wilzig
                                                   Title:  Executor



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).